SHANGRI-LA ASIA LIMITED
*(incorporated in Bermuda with limited liability)*
香格里拉(亞洲)有限公司

06011416



6 March 2006

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

**BY COURIER**

SUPPL

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 6 March 2006 as published in the South China Morning Post in Hong Kong on 6 March 2006 for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Irene Ko

Irene Ko
Company Secretary

Encl



c.c. J P Morgan
- Mr Bric Luk

3/8

e:\cc\CWTC_Listco\Announcement\Share Reform 06\L-security.doc1

SHANGRI-LA ASIA LIMITED

*(Incorporated in Bermuda with limited liability)*

香格里拉（亞洲）有限公司*

website: http://www.ir.shangri-la.com

**(Stock Code: 00069)**

# ANNOUNCEMENT IN RELATION TO UNUSUAL MOVEMENT IN TRADING VOLUME AND THE SHARE REFORM SCHEME OF AN ASSOCIATED COMPANY – CHINA WORLD TRADE CENTER COMPANY LIMITED


SUMMARY

The Board has noted the increase in the trading volume of the shares of the Company on 3 March 2006 and wishes to state that the Board is not aware of any reasons for such increase.

The Board also announces that on 6 March 2006, the board of directors of CWTC Listco announced the details of the Share Reform Scheme and issued a notice for convening the Shareholders' Meeting.


## UNUSUAL MOVEMENT IN TRADING VOLUME

This statement is made at the request of The Stock Exchange of Hong Kong Limited.

The Board has noted the increase in the trading volume of the shares of the Company on 3 March 2006 and wishes to state that the Board is not aware of any reasons for such increase.

Other than the Share Reform Scheme (details of which are disclosed below), the Board confirms that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under Rule 13.23, neither is the Board aware of any matter discloseable under the general obligation imposed by Rule 13.09, which is or may be of a price-sensitive nature.

Made by the order of the Board of the Company, the directors of which individually and jointly accept responsibility for the accuracy of this statement.

## THE SHARE REFORM SCHEME OF CWTC LISTCO

The following announcement is made pursuant to Rule 13.09(1) of the Listing Rules.

On 6 March 2006, the board of directors of CWTC Listco announced the details of the Share Reform Scheme and issued a notice for convening the Shareholders' Meeting.

CWTC Listco has an issued share capital of RMB800,000,000 divided into 640,000,000 Non-tradeable Shares and 160,000,000 Tradeable Shares of RMB1 each. All Non-tradeable Shares are held by the Non-tradeable Shareholder, a PRC company in which the Company has a 50% interest. The Tradeable Shares are listed and traded on the SSE.

Pursuant to the Share Reform Scheme proposed, the Non-tradeable Shareholder will transfer 2.5 Non-tradeable Shares to the Tradeable Shareholders for every 10 Tradeable Shares held by the Tradeable Shareholders as recorded on the register of members of CWTC Listco on the Share Registration Date.

Upon approval of the Share Reform Scheme as announced, by the Shareholders at the Shareholders' Meeting, all Non-tradeable Shares will be converted into Tradeable Shares on the first trading day after the implementation of the Share Reform Scheme.

CWTC Listco has an aggregate of 160,000,000 Tradeable Shares in issue, and accordingly if the Share Reform Scheme as announced is duly approved by the Shareholders at the Shareholders' Meeting, an aggregate of 40,000,000 existing Non-tradeable Shares will be transferred by the Non-tradeable Shareholder to the Tradeable Shareholders. After the implementation of the Share Reform Scheme as approved, the number of shares held by and the percentage of shareholding of the Non-tradeable Shareholder and the Tradeable Shareholders in CWTC Listco will be changed, although the total issued share capital of CWTC Listco will remain unchanged.

The Share Reform Scheme may be subject to change or the Shareholders' Meeting may be cancelled. According to the relevant CSRC rules, after announcement of the Share Reform Scheme by CWTC Listco on 6 March 2006, there will be a 10-day communication period during which the Non-tradeable Shareholder will communicate with the Tradeable Shareholders regarding the Share Reform Scheme. The terms of the Share Reform Scheme (including the number of the Non-tradeable Shares to be transferred to the Tradeable Shareholders) may be changed after such communication or the Shareholders' Meeting may be cancelled if CWTC Listco fails to announce the results of such communication by 15 March 2006 and the Company will make further announcement if there is a material change in the terms of the Share Reform Scheme or the Shareholders' Meeting is cancelled.

**Effect of the Share Reform Scheme**

Upon approval of the Share Reform Scheme as announced, changes of the shareholding structure of CWTC Listco before and immediately after the implementation of the Share Reform Scheme based on the terms as proposed are set out below:

| Before the implementation of the Share Reform Scheme | | | Immediately after the implementation of the Share Reform Scheme | | |
|---|---|---|---|---|---|
| | Number of shares | Percentage of total issued share capital (%) | | Number of shares | Percentage of total issued share capital (%) |
| Non-tradeable Shares held by CWTC Holdco | 640,000,000 | 80.00 | Tradeable Shares held by CWTC Holdco (subject to selling restrictions) | 600,000,000 | 75.00 |
| Tradeable Shares | 160,000,000 | 20.00 | Tradeable Shares (not subject to selling restrictions) | 200,000,000 | 25.00 |
| Total issued share capital | 800,000,000 | 100.00 | Total issued share capital | 800,000,000 | 100.00 |

The number of shares held by and the percentage of shareholding of the Non-tradeable Shareholder and the Tradeable Shareholders in CWTC Listco set out in the table above are based on the terms of the Share Reform Scheme announced by CWTC Listco on 6 March 2006 and may be subject to change following the communication between the Non-tradeable Shareholder and the Tradeable Shareholders as mentioned above.

The Share Reform Scheme was prepared by the board of directors of CWTC Listco pursuant to the authorisation of the Non-tradeable Shareholder. Subject to the communication between the Non-tradeable Shareholder and the Tradeable Shareholders as mentioned above, the Share Reform Scheme will be submitted by the board of directors of CWTC Listco to the Shareholders at the Shareholders' Meeting at which the Share Reform Scheme shall be approved by at least two-thirds of the voting rights held by the Shareholders (the Tradeable Shareholders and the Non-tradeable Shareholder) participating in the voting at the Shareholders' Meeting and by at least two-thirds of the voting rights held by the Tradeable Shareholders participating in the voting at the Shareholders' Meeting.

**Undertakings of the Non-tradeable Shareholder**

The Non-tradeable Shareholder undertakes that:

(i) it will comply with the relevant laws, regulations and rules of the PRC, and perform its obligations under the undertakings set out below.

(ii) before the implementation of the Share Reform Scheme, it will not pledge or transfer its Non-tradeable Shares, or take any other actions that will materially impede the implementation of the Share Reform Scheme.

(iii)it will not, within the First Period, sell the New Tradeable Shares through trading on the SSE or by way of transfer. The Non-tradeable Shareholder further undertakes that within 12 months after the expiration of the First Period, the New Tradeable Shares sold by it through the trading system of the SSE, will not be more than 5% of the total issued shares of CWTC Listco, and within 24 months after the expiration of the First Period, not more than 10% of the total issued shares of CWTC Listco. If the prevailing laws, regulations and regulatory documents stipulate otherwise regarding the trading or transfer of the New Tradeable Shares, then such stipulations shall prevail over these undertakings. If there is any breach of the undertakings within the above mentioned period, any proceeds generated from the sale of such shares shall be transferred in full to the bank account of CWTC Listco and shall belong to CWTC Listco.

**Liabilities of the Non-tradeable Shareholder for breach of the Undertakings**

The Non-tradeable Shareholder shall compensate other Shareholders for any loss they may suffer as a result of the Non-tradeable Shareholder's failure to fulfil or completely fulfil its undertakings as set out above.

**General**

Since the final terms of the proposed Share Reform Scheme may be subject to further change following communication between the Non-tradeable Shareholder and the Tradeable Shareholders or the Shareholders' Meeting may be cancelled as mentioned above, the financial effect due to the implementation of the Share Reform Scheme on CWTC Holdco and the Company cannot be ascertained at this stage. The Company will make further announcement and, if necessary, comply with the obligations under the Listing Rules, when appropriate.

## DEFINITIONS

| | |
|---|---|
| "Board" | the board of directors of the Company; |
| "Company" | Shangri-La Asia Limited, an exempted company incorporated in Bermuda with limited liability, the shares of which are primarily listed on the Main Board of The Stock Exchange of Hong Kong Limited with secondary listing on the Singapore Exchange Securities Trading Limited; |
| "CSRC" | China Securities Regulatory Commission; |
| "CWTC Holdco" | China World Trade Center Limited, a joint venture company incorporated in the PRC and in which the Company has a 50% interest; |
| "CWTC Listco" | China World Trade Center Company Limited, a PRC company listed on the SSE and in which CWTC Holdco has an 80% interest. The Company has an effective interest of 40% in CWTC Listco through its 50% interest in CWTC Holdco; |
| "First Period" | 12 months after the implementation of the Share Reform Scheme; |
| "Listing Rules" | The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited; |
| "New Tradeable Shares" | Non-tradeable Shares being converted into Tradeable Shares pursuant to the Share Reform Scheme and to be held by the Non-tradeable Shareholder immediately after the implementation of the Share Reform Scheme; |
| "Non-tradeable Shareholder" | CWTC Holdco, the sole non-tradeable shareholder of CWTC Listco, holding the Non-tradeable Shares; |
| "Non-tradeable Shares" | 640,000,000 shares representing 80% of the issued share capital of CWTC Listco which cannot be traded through the trading system of the SSE; |
| "PRC" | The People's Republic of China; |
| "RMB" | Renminbi; |
| "Share Reform Scheme" | a share reform proposal whereby all Non-tradeable Shares will be converted into Tradeable Shares; |
| "Share Registration Date" | 27 March 2006; |
| "Shareholders" | shareholders of CWTC Listco including the Non-tradeable Shareholder and the Tradeable Shareholders; |
| "Shareholders' Meeting" | shareholders' meeting of CWTC Listco to be held on 10 April 2006 to vote on the Share Reform Scheme by the Shareholders in person, by proxy, or by on-line voting; |

| | |
|---|---|
| "SSE" | Shanghai Stock Exchange; |
| "Tradeable Shareholders" | Shareholders (other than CWTC Holdco) holding the Tradeable Shares; and |
| "Tradeable Shares" | Shares of CWTC Listco which are listed and traded on the SSE. Before the implementation of the Share Reform Scheme, there are 160,000,000 Tradeable Shares representing 20% of the issued share capital of CWTC Listco. |

By Order of the Board
**Shangri-La Asia Limited**
**Kuok Khoon Loong, Edward**
*Chairman*

Hong Kong, 6 March 2006

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Kuok Khoon Loong, Edward, Mr. Ye Longfei, Mr. Giovanni Angelini, Mr. Lui Man Shing and Mr. Ng Si Fong, Alan as Executive Directors; Madam Kuok Oon Kwong, Mr. Ho Kian Guan, Mr. Lee Yong Sun, Mr. Roberto V. Ongpin and Mr. Ho Kian Hock (alternate to Mr. Ho Kian Guan) as Non-Executive Directors; and Mr. Alexander Reid Hamilton, Mr. Tow Heng Tan and Mr. Timothy David Dattels as Independent Non-Executive Directors.

* *for identification purposes only*